Ref BTRsec/Rls Admin/Letters/2002/0468

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

invensys

11 March 2002

02028045

Dear Sirs,

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a Notification of Major Interests in Shares concerning Franklin Resources, Inc together with a Notification of Interests of Directors and Connected Persons concerning Lord Marshall.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

dlw 3/29

"emailalert@hemscott.co.uk" <emailalert
05/03/2002 17:46

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4644S
Invensys PLC
5 March 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Franklin Resources, Inc.

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by Franklin Resources, Inc. and its affiliates,
which includes Franklin Mutual Advisers, LLC and Templeton
Worldwide, Inc. and its affiliates. These holdings form part of

funds managed on behalf of clients.

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

Chase Nominees Ltd - 88,806,655

Royal Trust Corp of Canada - 13,890,588

Bank of New York (BONY) - 1,658,350

Bank of New York Europe Ltd - 85,279

HSBC Bank	- 888,309
Merrill Lynch	- 5,563,396
Northern Trust Co.	- 3,140,075
Bankers Trust Company	- 1,362,780
Clydesdale Bank plc	- 11,773,508
Citibank	- 565,820
State Street Bank & Trust Co.	- 6,338,301
Deutsche Bank	- 412,176
Cede & Company (ADR's)	- 177,290

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

4 March 2002

11) Date company informed

5 March 2002

12) Total holding following this notification

134,662,527

13) Total percentage holding of issued class following this notification

3.8477%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification

Anna Holland, Assistant Secretary

Date of notification: 5 March 2002

END

HOLSSIFWISESEED

"emailalert@hemscott.co.uk" <emailalert
05/03/2002 18:17

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4711S
Invensys PLC
5 March 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Lord Marshall

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Marshall

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares under the Company's Dividend Reinvestment Plan.

7) Number of shares/amount of
stock acquired

204

8) Percentage of issued class

0.0000058

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

111.86p

13) Date of transaction

5 March 2002

14) Date company informed

5 March 2002

15) Total holding following this notification

23,323

16) Total percentage holding of issued class following this notification

0.00067

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing & Communications
020 7821 3712.

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

END
RDSSSWFAISESESD